Filed Pursuant to Rule 433

Registration Statement No. 333-118631

November 30, 2006

The Republic of Korea

US$500,000,000 5.125% Notes due 2016 (the “Notes”)

Final Term Sheet

Issuer	The Republic of Korea

Issue Currency	U.S. Dollars

Issue Size	US$500 million

Issue Date	December 7, 2006

Maturity Date	December 7, 2016

Settlement Date	On or about December 7, 2006, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest Rate	5.125% per annum (payable semi-annually)

Interest Payment Dates	June 7 and December 7 of each year, starting June 7, 2007. Interest on the Notes will accrue from December 7, 2006.

Public Offering Price	99.583%

Gross Proceeds	US$497,915,000

Underwriting Discounts	0.11%

Net Proceeds (before expenses)	US$497,365,000

Listing	Approval in-principle has been granted for the Notes to be listed on the Singapore Exchange Securities Trading Limited.

Joint Bookrunners	Barclays Bank PLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, The Korea Development Bank

Co-Lead Managers	DEPFA BANK plc, Dexia Banque Internationale à Luxembourg, société anonyme

Co-Managers	ABN AMRO Incorporated, Banc of America Securities LLC, BNP Paribas Securities Corp., Calyon, Daiwa Securities SMBC Europe Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, ING Belgium SA/NV, J.P. Morgan Securities Inc., Morgan Stanley & Co. International Limited, Nomura International PLC, Samsung Securities Co., Ltd., The Hongkong and Shanghai Banking Corporation Limited, UBS AG

Common Code	027738109

ISIN	US50064FAF18

CUSIP	50064FAF1

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-227-2275.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.